EXHIBIT 99.1

ePlus Reports Third Quarter and Nine Month Financial Results

Quarterly Highlights:

  Revenues increase 14.6% to $306.2 million
  Consolidated gross margin of 21.4%; gross margin on sales of products and services expands 50 basis points to 19.4%
  Earnings per diluted per share of $2.13; non-GAAP earnings per diluted share was $1.64, up 24.2% from $1.32 per share
  Results continue to benefit from larger customer base and growing services business

HERNDON, Va., Feb. 5, 2015 (GLOBE NEWSWIRE) -- ePlus inc. (Nasdaq:PLUS), a leading provider of technology solutions, today announced financial results for the third quarter ended December 31, 2014.

Management Comment

"This was a quarter of strong performance for ePlus. We achieved substantial revenue growth thanks to growing client demand for customized and complex IT solutions in the key areas of security, storage, infrastructure and cloud-based options," said Phillip G. Norton, CEO, chairman and president of ePlus. "Profitability continued to benefit from our increased scale and the growing contribution from our higher margin services business, resulting in an increase in diluted earnings per share that significantly outpaced revenue growth.

"Our technology segment posted strong year-over-year comparisons, with operating income growth of 18.3% outpacing 15.5% revenue growth, while we continued to invest in building managed services solutions to support future growth. Our financing segment's third quarter results were lower on a year-over-year basis due to lower transactional gains, but achieved an operating margin of 30.2%, additive to our consolidated results.

"For the nine months ended December 31, 2014, our revenues were up 9.8%, consolidated gross margin expanded 90 basis points to 21.2%, operating income advanced 20.7% and non-GAAP diluted earnings per share was $4.38, up from diluted earnings per share of $3.34 in the comparable period. This performance reflects our ability to add value in the planning, development, procurement and management of IT systems and solutions across a growing and diversified customer base."

Third Quarter Fiscal 2015 Results

For the third quarter ended December 31, 2014:

Consolidated revenues grew 14.6% to $306.2 million, from $267.2 million in the third quarter of fiscal 2014.

Technology segment revenues were up 15.5% to $297.8 million, from $257.9 million in the third quarter of fiscal 2014.

Financing segment revenues were $8.4 million, compared with $9.2 million in the third quarter of fiscal 2014 primarily due to lower transactional gains in the current quarter.

Consolidated operating income was up 13.9% to $20.6 million, from $18.1 million a year earlier. Operating margin was 6.7%, down from 6.8% in the third quarter of fiscal 2014.

Net income was $15.5 million, including non-operating income of $6.2 million relating to the Company's claim in a class action lawsuit. Excluding this class action claim, non-GAAP net income was $11.9 million, up 12.4% from $10.6 million in the third quarter of fiscal 2014.

Earnings per diluted share were $2.13. Excluding the class action claim, non-GAAP earnings per diluted share were $1.64, up 24.2% from $1.32 per diluted share in the third quarter of fiscal 2014.

Fiscal Year to Date Results

For the nine months ended December 31, 2014:

Consolidated revenues were up 9.8% to $876.0 million, compared with $797.6 million in the first nine months of fiscal 2014.

Technology segment revenues were up 10.4% to $849.6 million, from $769.5 million in the first nine months of fiscal 2014.

Financing segment revenues were $26.4 million compared with $28.1 million in the first nine months of fiscal 2014.

Consolidated operating income was up 20.7% to $55.6 million, from $46.1 million in the first nine months of fiscal 2014. Operating margin was 6.4%, compared with 5.8% in the first nine months of fiscal 2014.

Net income was $36.9 million, inclusive of non-operating income from a gain on a retirement of a liability and the class action claim. Excluding this non-operating income, non-GAAP net income was up 20.1% to $32.5 million, compared with $27.1 million in the first nine months of fiscal 2014.

Earnings per diluted share were $4.97. Excluding non-operating income, non-GAAP diluted earnings per share were $4.38, up 31.1% from $3.34 for the first nine months of fiscal 2014.

Balance Sheet Highlights

At December 31, 2014, ePlus had cash and cash equivalents of $51.5 million, compared with $80.2 million as of March 31, 2014, the final day of fiscal 2014. Total stockholders' equity was $270.2 million and total shares outstanding were 7.4 million, compared with $266.4 million and total shares outstanding of 8.0 million as of March 31, 2014.

Summary and Outlook

"Based upon industry analyst estimates, we believe that the rate of growth ePlus achieved for the first nine months of our fiscal 2015 was significantly greater than that of domestic IT spending, showing that we are well positioned with the most in-demand IT solutions. Our year-to-date revenue growth reflects increased penetration of existing accounts as well as new customers we gained organically and through the acquisition of Evolve Technology Group in August 2014," Mr. Norton stated.

"We continue to focus on high growth segments in the IT market, and driving recurring revenues through expansion of our managed services offerings. We believe that ePlus is positioned to continue to outperform industry growth rates and to achieve year-over-year growth in services revenues. We continue to evaluate acquisition opportunities to gain new customers, solutions capabilities, and sales and engineering resources."

Results of Operations – Three Months Ended December 31, 2014

The Company's operations are conducted through two business segments. The technology segment includes sales of information technology products, third-party software, third-party maintenance contracts, advanced professional services and managed services, and the Company's proprietary software to commercial, state and local governments. The financing segment consists of the financing of equipment, software and related services to commercial, state and local governments, and government contractors.

Technology Segment

The results of operations for the technology segment for the three months ended December 31, 2014 and 2013 were as follows (dollars in thousands):

	Three Months Ended December 31,
	2014	2013	Change
Sales of product and services	$295,679	$255,747	$39,932	15.6%
Fee and other income	2,140	2,193	(53)	(2.4%)
Total revenues	297,819	257,940	39,879	15.5%

Cost of sales, product and services	238,202	207,378	30,824	14.9%

Professional and other fees	1,158	1,770	(612)	(34.6%)
Salaries and benefits	33,507	28,460	5,047	17.7%
General and administrative	6,918	5,082	1,836	36.1%
Interest and financing costs	19	19	-	n/a
Operating expenses	41,602	35,331	6,271	17.7%

Segment earnings	$18,015	$15,231	$2,784	18.3%

Revenues were up 15.5% to $297.8 million, compared to $257.9 million a year earlier, reflecting strong demand for IT solutions.

Gross margin on sales of products and services was 19.4%, compared with 18.9% a year earlier, reflecting growth in higher-margin service revenue.

Segment earnings were up 18.3% to $18.0 million, compared with $15.2 million a year earlier. Segment earnings margin was 6.0%, stable from 5.9% a year earlier.

Financing Segment

The results of operations for the financing segment for the three months ended December 31, 2014 and 2013 were as follows (dollars in thousands):

	Three Months Ended December 31,
	2014	2013	Change
Financing revenue	$8,406	$9,228	$ (822)	(8.9%)
Fee and other income	16	14	2	14.3%
Total revenues	8,422	9,242	(820)	(8.9%)

Direct lease costs	2,601	3,055	(454)	(14.9%)

Professional and other fees	278	238	40	16.8%
Salaries and benefits	2,125	2,335	(210)	(9.0%)
General and administrative	315	315	-	n/a
Interest and financing costs	556	477	79	16.6%
Operating expenses	3,274	3,365	(91)	(2.7%)

Operating income	2,547	2,822	(275)	(9.7%)

Other income	6,169	-	6,169	n/a

Segment earnings	$8,716	$2,822	$5,894	208.9%

Total revenues were $8.4 million, compared with $9.2 million in the third quarter of fiscal 2014, reflecting lower transactional gains.

Operating income was $2.5 million, compared with $2.8 million in the third quarter of 2014.

Segment earnings were $8.7 million, including non-operating income of $6.2 million from a class action claim.

Results of Operations – Nine Months Ended December 31, 2014

Technology Segment

The results of operations for the technology segment for the nine months ended December 31, 2014 and 2013 were as follows (dollars in thousands):

	Nine Months Ended December 31,
	2014	2013	Change
Sales of product and services	$843,619	$764,067	$79,552	10.4%
Fee and other income	5,969	5,478	491	9.0%
Total revenues	849,588	769,545	80,043	10.4%

Cost of sales, product and services	681,852	625,562	56,290	9.0%

Professional and other fees	4,065	6,214	(2,149)	(34.6%)
Salaries and benefits	96,140	83,603	12,537	15.0%
General and administrative	19,379	15,596	3,783	24.3%
Interest and financing costs	77	64	13	20.3%
Operating expenses	119,661	105,477	14,184	13.4%

Segment earnings	$ 48,075	$ 38,506	$9,569	24.9%

Revenues were up 10.4% to $849.6 million, from $769.5 million in the first nine months of fiscal 2014.

Gross margin on sales of products and services was 19.2%, compared with 18.1% in the first nine months of fiscal 2014, largely due to a greater proportion of revenue from the sale of third-party maintenance contracts, which are recognized on a net basis.

Segment earnings were up 24.9% to $48.1 million, from $38.5 million in the first nine months of fiscal 2014. Segment earnings margin was 5.7%, compared with 5.0% in the first nine months of fiscal 2014.

Financing Segment

The results of operations for the financing segment for the nine months ended December 31, 2014 and 2013 were as follows (dollars in thousands):

	Nine Months Ended December 31,
	2014	2013	Change
Financing revenue	$26,339	$27,989	$(1,650)	(5.9%)
Fee and other income	90	94	(4)	(4.3%)
Total revenues	26,429	28,083	(1,654)	(5.9%)

Direct lease costs	8,364	9,803	(1,439)	(14.7%)

Professional and other fees	781	940	(159)	(16.9%)
Salaries and benefits	6,691	7,559	(868)	(11.5%)
General and administrative	1,285	861	424	49.2%
Interest and financing costs	1,753	1,325	428	32.3%
Operating expenses	10,510	10,685	(175)	(1.6%)

Operating income	7,555	7,595	(40)	(0.5%)

Other income	7,603	-	7,603	n/a

Segment earnings	$15,158	$7,595	$7,563	99.6%

Total revenues were $26.4 million, compared with $28.1 million in the first nine months of fiscal 2014, due to lower transactional gains offset by higher post-contract earnings.

Operating income was $7.6 million, stable from the first nine months of fiscal 2014.

Segment earnings were $15.2 million, including non-operating income of $7.6 million from a gain on retirement of a liability and the class action claim.

Recent Corporate Developments and Recognitions

•
On October 2, 2014, ePlus announced that its subsidiary ePlus Technology, inc. had successfully completed a Cisco audit and received five recertifications, illustrating its ability to meet the rigorous standards set forth by Cisco in networking competency, service, support and customer satisfaction. The recertifications were:

o	Cisco Gold Partner
o	Cisco Master Collaboration Specialization
o	Cisco Master Security Specialization
o	Cisco Master Cloud Builder Specialization
o	Cisco Cloud and Managed Services Master Partner
•
On October 7, 2014, ePlus announced that ePlus Technology had been named an HP Gold Cloud Builder Specialist partner. By earning this designation, ePlus has demonstrated its expertise in the design, implementation, and maintenance of HP Cloud computing environments and solutions.

•
On November 3, 2014, ePlus announced that it had been named Cisco's 2014 Advanced Collaboration Partner of the Year for Contact Center Express in the United States. ePlus helps organizations design, deploy, and integrate unified collaboration and Cisco Unified Contact Center Express (Unified CCX) solutions.  Unified CCX delivers a sophisticated customer interaction management solution.

•	On November 4, 2014, ePlus announced that ePlus Technology received six distinguished awards, including National FlexPod Partner of the Year, during NetApp's Insight Conference. ePlus was awarded:
o	National FlexPod Partner of the Year
o	East Partner of the Year
o	SLED East Impact Partner of the Year (Large Partner)
o	FlexPod Premium Partner Recognitions
▪	National Impact Award – USPS
▪	National Accelerator Award
o	Outstanding Contribution by a NetApp Team Tech Partner.
•	On November 5, 2014, ePlus announced the promotion of Darren Raiguel to executive vice president of technology sales.
•
On November 13, 2014, ePlus announced that it had begun offering Managed Services for FlexPod. Using ePlus' tailored dashboard, Managed Services customers are able to view all physical and virtual aspects of their FlexPod private and hybrid cloud infrastructure.

•	On December 11, 2014, ePlus announced that it had successfully completed the Type 2 Statement on Standards for Attestation Engagements (SSAE 16) for its Managed Services Center.

Conference Call Information

What:ePlus Third Quarter FY15 Financial Results Conference Call
When:Thursday, February 5, 2015
Time:5:00 p.m. ET
Live Call:(877) 870-9226, domestic, (973) 890-8320, international
Replay:(855) 859-2056, domestic, (404) 537-3406, international
Passcode:66847599 (live and replay)

Webcast:        http://www.eplus.com/investors (live and replay)

About ePlus inc.

ePlus is a leading integrator of technology solutions.  ePlus enables organizations to optimize their IT infrastructure and supply chain processes by delivering complex information technology solutions, which may include managed and professional services and products from top manufacturers, flexible financing, and proprietary software.  Founded in 1990, ePlus has more than 950 associates serving commercial, state, municipal, and education customers nationally.  The Company is headquartered in Herndon, VA.  For more information, visit www.eplus.com, call 888-482-1122, or email info@eplus.com.  Connect with ePlus on Facebook at www.facebook.com/ePlusinc and on Twitter at www.twitter.com/ePlus.
ePlus® and ePlus products referenced herein are either registered trademarks or trademarks of ePlus inc. in the United States and/or other countries. The names of other companies and products mentioned herein may be the trademarks of their respective owners.
Use of Non-GAAP Financial Information

In this release, ePlus discloses certain non-GAAP financial measures.  A "non-GAAP financial measure" is a numerical measure of a company's historical or future financial performance, financial position or cash flows that excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP in the statement of income, balance sheet or statement of cash flows of the Company; or includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented.  ePlus uses the financial measures that are included in this news release in its internal evaluation and management of its business.  Management believes that these measures and the information they provide are useful to investors because they permit investors to view the Company's performance using the same tools that ePlus uses and to better evaluate the Company's ongoing business performance.  These measures should not be considered an alternative to measurements required by accounting principles generally accepted in the United States (GAAP), such as net earnings and earnings per share.  These non-GAAP measures are unlikely to be comparable to non-GAAP information provided by other companies. In accordance with SEC regulations, reconciliation of the ePlus GAAP information to the non-GAAP information is provided in the table below.  We will also make available on the investor relations page of our website at www.eplus.com this press release, and a reconciliation of the difference between the GAAP and non-GAAP financial measures.

Forward-looking statements

Statements in this press release that are not historical facts may be deemed to be "forward-looking statements."  Actual and anticipated future results may vary materially due to certain risks and uncertainties, including, without limitation, possible adverse effects resulting from financial market disruption and general slowdown of the U.S. economy such as our current and potential customers' delaying or reducing technology purchases, increasing credit risk associated with our customers and vendors, reduction of vendor incentive programs, the possibility of additional goodwill impairment charges, and restrictions on our access to capital necessary to fund our operations; significant adverse changes in, reductions in, or losses of relationships with major customers or vendors; our ability to implement comprehensive plans to archive customer account coverage, cost containment, asset rationalization, systems integration and other key strategies; our ability to secure our electronic and other confidential information; changes to our senior management team; the demand for and acceptance of, our products and services; our ability to adapt our services to meet changes in market developments; our ability to adapt to changes in the IT industry and/or rapid change in product standards; our ability to hire and retain sufficient personnel; our ability to realize our investment in leased equipment; our ability to protect our intellectual property; our ability to consummate and integrate acquisitions; the creditworthiness of our customers; our ability to raise capital and obtain non-recourse financing for our transactions; our ability to reserve adequately for credit losses; the impact of competition in our markets; the possibility of defects in our products or catalog content data; and other risks or uncertainties detailed in our reports filed with the Securities and Exchange Commission.  All information set forth in this press release is current as of the date of this release and ePlus undertakes no duty or obligation to update this information.

Contact:
Kley Parkhurst, SVP
ePlus inc.
kparkhurst@ePlus.com
703-984-8150

ePlus inc. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(amounts in thousands, except per share data)	As of	As of
	December 31, 2014	March 31, 2014
ASSETS

Current assets:
Cash and cash equivalents	$51,522	$80,179
Accounts receivable—trade, net	247,040	211,314
Accounts receivable—other, net	25,612	31,902
Inventories—net	23,600	22,629
Financing receivables—net, current	70,450	57,749
Deferred costs	17,037	10,819
Deferred tax assets	3,189	3,742
Other current assets	7,705	6,925
Total current assets	446,155	425,259

Financing receivables and operating leases—net	94,676	85,990
Property, equipment and other assets	9,047	8,013
Goodwill and other intangible assets	41,487	34,583
TOTAL ASSETS	$591,365	$553,845

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Current liabilities:
Accounts payable—equipment	$18,796	$6,772
Accounts payable—trade	47,036	61,940
Accounts payable—floor plan	110,625	93,416
Salaries and commissions payable	15,167	12,401
Deferred revenue	28,656	21,840
Recourse notes payable - current	850	1,460
Non-recourse notes payable - current	44,290	30,907
Other current liabilities	20,421	15,382
Total current liabilities	285,841	244,118

Recourse notes payable - long term	2,926	2,100
Non-recourse notes payable - long term	24,434	34,421
Deferred tax liability - long term	4,444	5,001
Other liabilities	3,521	1,822
TOTAL LIABILITIES	321,166	287,462

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY
Preferred stock, $.01 per share par value; 2,000 shares authorized; none issued or outstanding	-	-
Common stock, $.01 per share par value; 25,000 shares authorized; 13,114 issued and 7,398 outstanding at December 31, 2014 and 13,026 issued and 8,036 outstanding at March 31, 2014	131	130
Additional paid-in capital	110,086	105,924
Treasury stock, at cost, 5,716 and 4,990 shares, respectively	(117,574)	(80,494)
Retained earnings	277,567	240,637
Accumulated other comprehensive income—foreign currency translation adjustment	(11)	186
Total Stockholders' Equity	270,199	266,383
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$591,365	$553,845

ePlus inc. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended		Nine Months Ended
	December 31,		December 31,
	2014	2013	2014	2013
	(amounts in thousands, except per share data)

Sales of product and services	$295,679	$255,747	$843,619	$764,067
Financing revenue	8,406	9,228	26,339	27,989
Fee and other income	2,156	2,207	6,059	5,572
TOTAL REVENUES	306,241	267,182	876,017	797,628

Cost of sales, product and services	238,202	207,378	681,852	625,562
Direct lease costs	2,601	3,055	8,364	9,803
Cost of revenues	240,803	210,433	690,216	635,365

Professional and other fees	1,436	2,008	4,846	7,154
Salaries and benefits	35,632	30,795	102,831	91,162
General and administrative expenses	7,233	5,397	20,664	16,457
Interest and financing costs	575	496	1,830	1,389
Operating expenses	44,876	38,696	130,171	116,162

OPERATING INCOME	20,562	18,053	55,630	46,101

Other income	6,169	-	7,603	-

EARNINGS BEFORE PROVISION FOR INCOME TAXES	26,731	18,053	63,233	46,101

PROVISION FOR INCOME TAXES	11,230	7,443	26,303	19,050

NET EARNINGS	$15,501	$10,610	$36,930	$27,051

NET EARNINGS PER COMMON SHARE—BASIC	$2.14	$1.33	$5.02	$3.37
NET EARNINGS PER COMMON SHARE—DILUTED	$2.13	$1.32	$4.97	$3.34

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING—BASIC	7,230	7,950	7,351	7,947
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING—DILUTED	7,279	7,982	7,413	8,013

ePlus inc. AND SUBSIDIARIES
RECONCILIATION OF NON-GAAP INFORMATION
	Three Months Ended December 31,		Nine Months Ended December 31,
	2014	2013 [4]	2014	2013 [4]
	(in thousands, except per share amount)

GAAP earnings before provision for income taxes as reported	$26,731	$18,053	$63,233	$46,101
Less: Other income [1], [2]	6,169	-	7,603	-
Non-GAAP earnings before provision for income taxes	20,562	18,053	55,630	46,101
Non-GAAP provision for income taxes [3]	8,638	7,443	23,140	19,050
Non-GAAP net earnings	$11,924	$10,610	$32,490	$27,051

GAAP net earnings per common share – diluted	$2.13	$1.32	$4.97	$3.34
Non-GAAP net earnings per common share – diluted	$1.64	$1.32	$4.38	$3.34

[1] Includes a gain on a class action claim for the three months ended December 31, 2014.
[2] Includes a gain on a class action claim and a retirement of a liability for the nine months ended December 31, 2014.
[3] Non-GAAP tax rate is calculated at the same tax rate as GAAP earnings.
[4] Amounts for the three and nine months ended December 31, 2013 are GAAP and provided for comparative purposes.